UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2024

Commission File Number 001-41813

TURBO ENERGY, S.A.

(Translation of registrant’s name into English)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On January 17, 2024, Turbo Energy, S.A. (the “Company” or “Turbo Energy”) issued a press release announcing that Solar360 and the Company are entering the new year with a disruptive proposition in the solar photovoltaic self-consumption sector.

On December 11, 2023, the Company issued a press release announcing that Movistar has launched Turbo Energy’s GoSolar offering for sale through Movistar’s energy branch, Solar360.

On December 5, 2023, Turbo Energy issued a press release announcing that it has selected IBN, a multifaceted financial news and publishing company for private and public entities, to assist with its corporate communications initiatives.

The press releases furnished in this report as Exhibits 99.1, 99.2 and 99.3 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibits

Exhibit No.	Description

Exhibit 99.1	Press Release titled “Solar360 Partners with Turbo Energy to Revolutionize Solar Self-Consumption Through Artificial Intelligence” dated January 17, 2024
Exhibit 99.2	Press Release titled “Movistar Begins Selling Turbo Energy’s “Do It Yourself” GoSolar, the Most Compact Photovoltaic Solution Available” dated December 11, 2023
Exhibit 99.3	Press Release titled “IBN Coverage Initiated for Turbo Energy S.A.” dated December 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2024	Turbo Energy, S.A.

	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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